AMICI MONTESSORI LANGUAGE ACADEMY LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
November 3rd, 2017

AMICI MONTESSORI LANGUAGE ACADEMY LLC
INDEX TO FINANCIAL STATEMENTS
(unaudited)

Unaudited- See accompanying notes.

AMICI MONTESSORI LANGUAGE ACADEMY LLC
BALANCE SHEETS
FROM OCTOBER 20TH, 2017 TO NOVEMBER 3RD, 2017
(unaudited)

Assets

Current Assets	_____ -
Cash	$ _____ -
Total Assets	$ _____ -

Liabilities and Member's Equity

Current Liabilities

Accounts payable	_____ -
Total liabilities	_____ -

Commitments and contingencies (Note 3)	_____ -

Member's Equity	_____ -
Total liabilities and member's equity	$ _____ -

AMICI MONTESSORI LANGUAGE ACADEMY LLC
INCOME STATEMENT
FROM OCTOBER 20TH, 2017 TO NOVEMBER 3RD, 2017
(unaudited)

Operating Income

Revenue $ -

Operating Expense

General & Administrative $ -

Net Income $ -

Unaudited- See accompanying notes.

AMICI MONTESSORI LANGUAGE ACADEMY LLC
STATEMENT OF CASH FLOWS
FROM OCTOBER 20TH, 2017 TO NOVEMBER 3RD, 2017
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	-
Net cash provided by operating activities		-
Increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	-
Supplemental disclosures of cash flow information:		-
Cash paid for interest	$	-
Cash paid for income taxes	$	-

Unaudited- See accompanying notes.

AMICI MONTESSORI LANGUAGE ACADEMY LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Amici Montessori Language Academy LLC was formed on Ocotber 20th, 2017 ("Inception") in the State of Arizona.   We prepare young children by giving them an advantage of reading, writing and speaking in the world's most spoken languages, Mandarin, Spanish and English. We offer both Traditional and Montessori language programs for children one to five years old.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Arizona.

The Company's first federal tax filing will be due in early 2018.

Going Concern and Management Plans

The Company has a limited operating history. We will incur significant additional costs for operations and production until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and

Unaudited- See accompanying notes.

operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include not enough parents signing up their children to learn mandarin or greater than expected expenses. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized as earned.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 4 – SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before November 3rd, 2017, the date that the financial statements were available to be issued.

Unaudited- See accompanying notes.